Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of The Medicines Company on Form S-3 of our report dated May 28, 2013, relating to the statement of net revenues and direct expenses of the U.S. business of Recothrom, which is a product line of the Bristol-Myers Squibb Company, for the year ended December 31, 2012 (which report expresses an unqualified opinion on such statement of net revenues and direct expenses and includes an explanatory paragraph referring to the basis of presentation), appearing in the Current Report on Form 8-K of The Medicines Company filed on August 12, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, NJ

August 12, 2013